August 21, 2009

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attention:                      Patrick Gilmore, Accounting Branch Chief

          Re:              Logitech International S.A.
Form 10-K for the Fiscal Year ended March 31, 2009
Filed June 1, 2009
Form 8-K filed on April 22, 2009
File No. 000-29174

Dear Mr. Gilmore:

We have received your comment letter dated July 27, 2009 with respect to the above-referenced filings made by Logitech International S.A. (“Logitech”). The following represents our response to your comments.   For your ease of reference, we have included your original comments below and have provided our responses after each comment.

Form 10-K for the Fiscal Year Ended March 31, 2009

General

Staff Comment No. 1:

We note that the 10-K refers to your operations in areas including the Middle East and Africa. Iran, Sudan and Syria, countries located in those regions, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated operations in, or other contacts with, Iran, Sudan, and Syria, whether through subsidiaries, distributors, or other direct or indirect arrangements. In this regard, we note a November 2008 news article regarding your announcement of a distribution agreement with Emitac Distribution LLC, which was to cover distribution of your products in territory including countries of the Levant. Your response should describe any products, technology, software, or services you have provided to Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Sudan, and Syria, or entities controlled by those governments.

August 21, 2009

Response to Comment No. 1:

We actively employ policies, procedures, and systems for ensuring compliance with U.S. laws and regulations regarding export controls and economic sanctions, including a prohibition on sales of products to Iran, Sudan, and Syria (“Restricted Countries”) and screening of each potential product shipment against various lists maintained by the U.S. Government, of individuals and entities who are prohibited from receiving U.S.-origin products, software, technologies, services, or financial support ("Restricted Persons"). In addition, we maintain and regularly update policies and procedures for conducting our business in compliance with applicable U.S. Government laws and regulations regarding, among other things, export controls and economic sanctions and, as necessary, implement new policies and procedures to ensure compliance with such laws and regulations.

As a global company, we sell our products to a network of retail distributors and resellers, to original equipment manufacturers ("OEM"), as well as through our own e-commerce sites. In the normal course of our business, prior to any physical shipment, we collect and use identifying information about the proposed end-user and destination to, among other things, screen out any attempted orders from Restricted Persons, or individuals or entities in the Restricted Countries. In addition, our standard product distribution and sale contracts, including those entered into with distributors, resellers, and OEMs, contain a provision requiring compliance with laws, including those regarding export controls and economic sanctions.

We confirm that, as indicated in the news article, in November 2008, we entered into a distribution agreement with Emitac Distribution LLC. This agreement does not, however, provide for the distribution of our products, software, or technology in any Restricted Countries. The agreement also provides that Emitac shall not export or re-export Logitech’s products in violation of U.S. laws and regulations regarding export controls or economic sanctions. In fact, we do not have any sales, distribution, or reseller agreements with any individuals or entities located in any of the Restricted Countries, or which include the Restricted Countries as part of an authorized sales territory.

In addition to the sale of physical products, we offer software and services, which are typically provided at no cost to the end-user, and are intended to enable or expand the functionality of such products. We also offer a limited number of paid services that enable an end-user to access even more functionality from our products. In conjunction with the use of our software and services, we implement end-user license agreements, which include terms requiring that the export from the United States, of any Logitech software or technologies, must be in conformance with U.S. laws and regulations.   Similar restrictions on the export of our products from the United States are also imposed on users of our services and service-related software. Compliance requirements regarding such exports are implemented through either the establishment, with the end-user, of the license agreement described above, or the inclusion of similar language, regarding export control restrictions, in the terms of use for these services.

In connection with the Staff’s comments, we conducted an internal review of our compliance with U.S. export controls and economic sanctions laws and regulations, during which we determined that, despite our comprehensive policies and procedures regarding compliance with U.S. export controls and economic sanctions laws and regulations, software was downloaded to computers in, and software and services were used by individuals in the Restricted Countries. In particular, we determined that the online product registration or account creation process for some of our hardware products and software allowed end-users to choose one of the Restricted Countries as their country of residence. During the registration or account creation process, the relevant country information was populated in three ways: (i) via automatic pre-population using the Internet Protocol address of the originating computer, if available; (ii) by an end-user’s choice, though use of a pull-down menu; or (iii) by manually entering a particular country. In each case, there was, unfortunately, no restriction on claiming one of the Restricted Countries as the end-use location. We determined that, once a product was registered or an account was created, end-users were permitted to download product support software or use our related services, even if one of the Restricted Countries was chosen as the country of end-use. Thus, based on our review, we confirmed that individuals from Restricted Countries were able to download such software and use such services.

August 21, 2009

As a result of the Staff’s comment, our internal review, and the above determinations, we will be blocking downloads of the Company’s software from Restricted Countries through the implementation of Internet Protocol (“IP”) pinging. IP pinging is a fail-safe that prevents the completion of orders from a computer using an IP address from within a Restricted Country. In addition, to ensure compliance with U.S. export controls and economic sanctions laws and regulations, particularly in regard to prohibitions on doing business with the Restricted Countries, we have reinforced to key members of our legal and business unit staff the importance of the prohibition on doing business with the Restricted Countries. Further, in the near term, members of our legal, marketing, engineering, and information technology staff will receive additional training, regarding U.S. export control and economic sanctions laws and our policies and procedures for compliance with the same, in the form of presentations and other educational materials.

In light of the activities described above, we have informed both the U.S. Department of the Treasury’s Office of Foreign Assets Control and the U.S. Department of Commerce’s Bureau of Industry and Security of our intention to file voluntary self-disclosures of potential violations of U.S. export controls and economic sanctions laws. Based on the results of our investigation and the experience of our legal counsel with parties who have encountered similar issues and made voluntary self-disclosures under similar circumstances, we do not believe that such disclosures will result in a material impact to us or our security holders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Item 1, Business

Backlog, page 14

Staff Comment No. 2:

You state that “the actual amount of backlog at any particular time is not a meaningful indication of [y]our future business prospects” and that “backlog information is not material to an understanding of [y]our overall business.” In your response letter, please provide an explanation of the basis on which you concluded that the backlog levels in the previous two years, as well as the changes from year to year, were not material.

Response to Comment No. 2:

Our revenues in any fiscal year depend primarily on orders booked and shipped in that year, and our customers generally order on an as-needed basis. Therefore, the lack of correlation between backlog at the end of a fiscal year and the following fiscal year’s sales has led us to conclude that the amount of backlog at fiscal year-end is not material to an understanding of our business as a whole.

Backlog at the end of fiscal years 2006, 2007 and 2008 was approximately 5% or less of net sales in the following fiscal years of 2007, 2008 and 2009. The percentage increase in backlog between fiscal years 2006 and 2007 was 1% compared with a 15% increase in net sales between fiscal years 2007 and 2008. The percentage decrease in backlog between fiscal years 2007 and 2008 was 14% compared with a 7% decrease in net sales between fiscal years 2008 and 2009. These comparisons demonstrate the lack of meaningful correlation between backlog and net sales. Therefore, we believe that backlog as of fiscal year end is not a meaningful indication of our future business prospects and does not provide information that is material to an understanding of our business as a whole.

August 21, 2009

Results of Operations, page 43

Staff Comment No. 3:

We note your disclosure on page 22 that your results in the second half of fiscal year 2009 were adversely affected by currency fluctuations. You also disclose on page 45 that the impact of year-over-year exchange rate changes on translation of foreign currency research and development expenses and general and administrative expenses contributed to the increases in these expense categories. In light of the potential significance of the impact of changes in foreign currency rates on your results of operations, please tell us how you considered quantifying the impact, when significant, on each line item in your results of operations. Refer to Item 303(a) of Regulation S-K and Section III(D) of SEC Release 33-6835.

Response to Comment No. 3:

Logitech has subsidiaries in over 100 countries, many with functional currencies different from our U.S. dollar reporting currency. In addition, our subsidiaries may transact business in currencies other than their functional currencies. Quantifying the precise impact on a consolidated basis of the different currencies represents a significant computational effort. Until we implemented new reporting tools at the beginning of fiscal year 2010, the data available on a consolidated basis provided the directionality of the impact of foreign exchange rate changes, but did not, with reasonable practicality, provide specific measurements which we believed were sufficiently accurate to share with investors. We disclosed any directional impact which appeared to be material in our Management’s Discussion and Analysis, to provide investors with an understanding of our business as a whole.

The new reporting tools allow us to quantify more precisely the impact on operating expenses of the differences between transactional currencies and our U.S. dollar reporting currency for fiscal year 2010 compared with fiscal year 2009. In our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, we have provided the impact of exchange rates on the line items included in operating expenses, except for restructuring expense which does not have a prior year period comparative.

Staff Comment No. 4:

As a related matter, please tell us how you considered similar disclosure in your Forms 10-Q. In the company’s earnings call for the quarter ended March 31, 2009, management indicated that foreign currency changes impacted sales by 4% and had a “more substantial” impact on gross margin. On page 29 of your Form 10-Q for the quarterly period ended December 31, 2008 you disclose that “the rapid and significant strengthening of the U.S. dollar in the three months ended December 31, 2008 contributed to a substantial decline in gross margin compared with the same period in the preceding fiscal year,” however you do not quantify the impact in your management’s discussion and analysis regarding gross margin. Refer to Item 303(b) of Regulation S-K and Section III(E) of SEC Release 33-6835.

Response to Comment No. 4:

As indicated in our response to Staff comment No. 3, quantifying the precise impact on a consolidated basis of the different currencies represents a significant computational effort. We implemented new reporting tools which allow us to quantify the impact of the difference between transactional currencies and our U.S. dollar reporting currency on net sales, which is a substantial component of gross margin. However, due to the complexity of our global manufacturing structure, we do not have a comparable level of data regarding the expenditures comprising cost of sales. For example, the standard cost of a single unit of product may consist of varying costs and transfer prices in different currencies related to source components, manufacturing labor, overhead, transportation and other costs. We have data to determine the impact of foreign currency exchange rates on cost of sales, but not at the same level of precision that is available for net sales. Therefore, although we are able to determine the quantitative impact of foreign currency exchange rates on net sales, we are unable, with reasonable practicality, to provide a precise quantitative impact on gross margin and thus have only included a qualitative discussion.

August 21, 2009

Year Ended March 31, 2009 Compared with Year Ended March 31, 2008

Net Sales, page 42

Staff Comment No. 5:

We note that in the company’s earnings call for the fiscal quarter ended March 31, 2009 and the related slide presentation “sell-through” and “weeks of supply” is referred to when discussing net sales and inventory management. Please tell us how you considered disclosing the key performance indicators you use in managing your operations, any trends you have experience in these indicators, and the underlying reasons for such trends. Refer to Item 303(a) of Regulation S-K and Section III(B) of SEC Release 33-8350.

Response to Comment No. 5:

Historically, Logitech’s management has used primarily financial measures as the key performance indicators in managing its operations. These measures, including net and unit sales by product family and region, are considered by management to be material to investors, and therefore have been reflected in the Company’s disclosures. Although information on sell-through and weeks of supply was collected and reviewed, management did not consider this data as key performance indicators. Sell-through represents our customers’ sales to retailers and consumers, and weeks of supply are the estimated weeks for customers to deplete their current inventory.

It was not until approximately the fourth quarter of fiscal year 2009, when the trend of available sell-through data began to indicate that Logitech’s sales to its customers were showing a relatively greater decline than sell-through to retailers and consumers, that sell-through began to gain emphasis as a key performance indicator. In the first quarter of fiscal year 2010, sell-through data clearly became a key performance indicator used by management. Weeks of supply is a data point in understanding the relationship between net sales and sell-through, but is not considered by management as a key performance indicator.

The Company has included a discussion of sell-through, the trends we have experienced in sell-through, and the underlying reasons for such trends, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Trends in our Business” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (“Q1 10-Q”).

As discussed in our Q1 10-Q, most of our revenue comes from sales to our retail channels, which resell to consumers and other retailers. As a result, our customers’ demand for our products depends in substantial part on trends in consumer confidence and consumer spending. Thus, as current and expected consumer demand declines, our net sales generally decline at a similar rate. However, we believe that consumer demand for our products during the two quarters ended June 30, 2009, as reflected in sell-through data, did not decline as much as may appear based on the decline in our net sales. This trend began in the fourth quarter of fiscal 2009. In response to lower consumer demand and in some cases we believe combined with our customers’ working capital constraints, many of our customers began to lower the inventory levels of our products that they maintain. To achieve these lower inventory levels, our customers purchased products from us at a lower rate than our products were sold through by our retailer customers to consumers and by our distributor customers to retailers, resulting in a greater impact on our net sales than the decline in consumer demand. However, sell-through data is subject to limitations due to collection methods and the third-party nature of the data, and thus may not be an entirely accurate indicator of actual consumer demand for our products. In addition, the customers supplying sell-through data vary by geographic region and from period to period, but typically represent a majority of our retail sales. We expect the trend of customer sales lower than sell-through to continue at least through the second quarter of fiscal year 2010, as our customers continue to reduce their inventory levels. We believe that once our customers’ inventory levels have been aligned with the current and expected consumer demand, our net sales to customers will more closely match sell-through.

August 21, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation, page 73

Staff Comment No. 6:

We note your disclosure that net income for fiscal year 2009 includes $6.7 million in pretax charges related to revenue adjustments, accounting for warranties, accounting for employee benefit accruals and other adjustments from fiscal year 2008. You disclose that you reviewed the accounting errors utilizing SABs 99 and 108 and determined that the impact of the errors to be immaterial to any period presented. Please provide us with your SAB 99 and 108 analysis, including your consideration of the impact of the errors individually and in the aggregate on each of the quarterly and annual periods presented.

Response to Comment No. 6:

We have attached as Exhibit 1 to this letter our detailed analysis of the quantitative and qualitative impact individually and in the aggregate of the adjustments related to fiscal year 2008 on our financial position and results of operations for the fiscal year ended March 31, 2009 and the quarterly interim periods encompassed therein. This analysis supports our conclusion that the errors were not material to any period presented.

Inventories, page 74

Staff Comment No. 7:

You disclose that the company records write-downs of inventories which are obsolete or in excess of anticipated demand or market value. In light of the decrease in sales and inventory turnover and the increase in promotional activity and customer incentives during the fiscal year ended March 31, 2009, describe for us the impact on your valuation of inventory as of the fiscal year end.

Response to Comment No. 7:

We perform a quarterly review of inventory that considers factors including the marketability and product life cycle stage, product development plans, component cost trends, demand forecasts and current sales levels. Inventory on hand which is not expected to be sold or utilized based on review of forecasted sales and utilizations is considered excess, and we recognize the write-off in cost of sales at the time of such determination.

As of March 31, 2009, the total provision for excess and obsolete inventory was $12.7 million and represented 5.1% of gross inventory, compared with 4.6% in fiscal year 2008. The excess and obsolete inventory write-downs recorded in the income statement increased $7.0 million in fiscal year 2009 to $8.3 million compared with $1.3 million in fiscal year 2008. We believe that the increase in recorded excess and obsolete inventory write-downs adequately reflects the impact of the increase in promotional activity and customer incentives and the decrease in sales and inventory turnover. The average selling price of our products generally includes sufficient gross margin to absorb the increase in promotional activity and customer incentives and decrease in sales and inventory turnover, and thus such products can generally be sold for greater than their cost.

August 21, 2009

Exhibits

Staff Comment No. 8:

We note that you have incorporated by reference the forms of several agreements (i.e., Exhibits 10.7, 10.9, 10.14, and 10.15). In accordance with instruction 2 to Item 601 of Regulation S-K, agreements filed as “form of” documents should be accompanied by a schedule identifying the documents omitted and setting forth the material details in which such documents differ from the filed document. Alternatively, please file the individual agreements for each of your named executive officers.

Response to Comment No. 8:

We filed the schedule required by Instruction 2 to Item 601 of Regulation S-K as Exhibit 10.14.1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009. The schedule identifies the individual agreements not filed with our Annual Report on Form 10-K for the fiscal year ended March 31, 2009, and sets forth the material details in which these documents differ from the “form of” document filed as Exhibit No. 10.14 to that Form 10-K. As indicated in Exhibit 10.14.1, the only material difference between the individual agreements with our named executive officers and the “form of” document incorporated by reference in Exhibit 10.14 of our Form 10-K was the amount of the annual salary earned by each named executive officer.

Regarding Exhibits 10.7, 10.8 and 10.15 to our Annual Report on Form 10-K, there were no material differences between the individual agreements with our named executive officers and the “form of” agreements incorporated by reference in those Exhibits.

Form 8-K filed on April 22, 2009

Exhibit 99.1 – Press release issued on April 22, 2009 including financial results for the quarter and year ended March 31, 2009

Staff Comment No. 9:

We note your use of non-GAAP measures in the Form 8-K noted above which excludes certain charges related to restructuring and the impairment, as well as realized gains or losses, on your short-term investments. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
•	the economic substance behind management’s decision to use such a measure;
•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures since your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad.

August 21, 2009

Response to Comment No. 9:

In future documents filed with or furnished to the SEC, if non-GAAP financial measures are presented, we will include enhanced disclosures to comply, as applicable, with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ. For example, if we provide non-GAAP operating income (loss), non-GAAP income (loss) before income taxes and non-GAAP net income (loss) in such a future document, we would expect to include disclosures similar to the following:

“We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). This information, presented above as non-GAAP operating income (loss), non-GAAP income (loss) before income taxes and non-GAAP net income (loss) is considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission rules. The adjustments between the GAAP and non-GAAP financial measures presented above consist of the impact of (a) restructuring charges  recorded by the Company during the fiscal quarter ended [Month Date, Year] and (b)  the impairment loss related to other-than-temporary declines in fair value of short-term investments during the quarters and years ended [Month Date, Year] and [Year]. Our management uses non-GAAP financial measures to make operational and investment decisions, to determine compensation, to forecast future operational results, and for comparison with our business plan, operating budgets and past operating results. We believe non-GAAP financial measures provide useful supplemental information for investors, allowing greater transparency to the information used by management in its operational decision making and in the review of our financial and operational performance, as well as facilitating meaningful comparisons of the Company’s results in the current period compared with those in prior and future periods. However, our management does not consider non-GAAP financial measures to be a substitute for, or superior to, measures of financial performance prepared in accordance with U.S. GAAP, and the presentation of non-GAAP financial measures should not be construed as an inference that all of these costs are unusual, infrequent or non-recurring. Investors and potential investors are cautioned that there are material limitations associated with the use of non-GAAP financial measures as analytical tools. For example, other companies may calculate non-GAAP operating income, non-GAAP net income before income taxes and non-GAAP net income differently than we do, limiting their usefulness as a comparative tool. In addition, some of the adjustments to our GAAP financial statements result in the exclusion of items that are recurring and will be reflected in our future financial results. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from the non-GAAP financial measures and by presenting comparable GAAP measures more prominently.”

August 21, 2009

Staff Comment No. 10:

We also note that you present non-GAAP basic and diluted per share measures. Note that ASR 142 states that per share data other than that related to net income, net assets and dividends should be avoided in reporting financial results. Although there is not a prohibition on the use of per share non-GAAP financial measures, ASR 142 requires that disclosure that explains how these measures are used by management and in what way they provide meaningful information to investors (as the per share measure would not depict the amount that accrues directly to shareholders’ benefit) is critical. Please tell us how you considered enhancing your disclosures to comply with ASR 142 as well as Question 11 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures or confirm that you will exclude the disclosure of non-GAAP earnings per share measures from future filings.

Response to Comment No. 10:

Regarding the presentation of pre-tax restructuring charges per share in our press release issued on April 22, 2009 furnished with our Current Report on Form 8-K dated April 22, 2009, we confirm that we will exclude the disclosure of non-GAAP per share measures, other than that related to net income (loss), assets or dividend, in our narrative description of financial results in future documents filed with or furnished to the SEC.

The presentation of per share adjustments to GAAP net income (loss) included in the Supplemental Financial Information accompanying the press release is intended to facilitate investors’ analysis of, and provide a more comprehensive and clear reconciliation of, basic and diluted GAAP net income (loss) per share and basic and diluted non-GAAP net income (loss) per share.

In addition, in future documents filed with or furnished to the SEC, if basic or diluted non-GAAP net income (loss) per share is discussed, we would expect to include disclosures similar to the following:

“We have presented per share data for non-GAAP net income (loss) which are not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Our management uses non-GAAP per share data for comparison with our business plan, operating budgets and past operating results. We believe non-GAAP per share data provides useful supplemental information for investors and facilitates comparisons of the Company’s results in the current period compared with those in prior and future periods. Non-GAAP per share data should not be construed as indicative of amounts that accrue directly to the benefit of shareholders, and should not be considered a substitute for, or superior to, per share measures of financial performance prepared in accordance with GAAP.”

*******

August 21, 2009

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (510) 794-8500 should you have any questions or comments to this response.

Very truly yours,

/s/  Thomas E. Fergoda
Thomas E. Fergoda
Vice President, Corporate Controller and acting Chief Financial Officer

Attachment:  Exhibit 1

cc:           Mark Shuman, Legal Branch Chief, Division of Corporation Finance, SEC
Joyce Sweeney, Staff Accountant, Division of Corporation Finance, SEC
Jan Woo, Staff Attorney, Division of Corporation Finance, SEC
Audit Committee, Logitech International S.A.
Gerald Quindlen, President and CEO, Logitech International S.A.
Steven Bernard, Wilson Sonsini Goodrich & Rosati P.C.
Betty Jo Charles, PricewaterhouseCoopers LLP